Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Fusion Fuel Green Limited on Form F-4 of our report dated September 10, 2019, which includes an explanatory paragraph as to the HL Acquisition Corp.’s ability to continue as a going concern, with respect to our audits of the financial statements of HL Acquisitions Corp. as of June 30, 2019 and 2018 and for the year ended June 30, 2019 and for the period from February 23, 2018 (inception) through June 30, 2018, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

August 12, 2020